EXHIBIT 99.1

Equinox Gold Announces Normal Course Issuer Bid for Common Shares

VANCOUVER, British Columbia, Feb. 26, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce that the Toronto Stock Exchange (the “TSX”) has accepted the Company’s Notice of Intention to make a normal course issuer bid (“NCIB”) to repurchase, for cancellation, up to an aggregate of 39,414,095 common shares of Equinox Gold (“Common Shares”), representing approximately 5% of the Company’s issued and outstanding Common Shares, being 788,281,919 Common Shares as of February 18, 2026. Purchases can be made at prevailing market prices during a 12-month period commencing on March 2, 2026 and ending on the earlier of March 1, 2027 and the date on which the Company reaches the maximum purchases permitted under the NCIB.

Darren Hall, CEO of Equinox Gold, commented: “While Equinox Gold has enjoyed significant share price appreciation over the past nine months, we believe the current share price does not adequately reflect the underlying value and long-term potential of our portfolio. Using proceeds from asset divestments and cash flow from operating mines, we have reduced debt by more than US$1.1 billion since Q2 2025, strengthening our balance sheet and providing the financial flexibility to initiate a quarterly cash dividend of US$0.015 per share, as announced on February 18th.

“Equinox Gold is in a strong financial position, and at current gold prices expects to generate enough free cash flow in 2026 to support the repurchase of Common Shares in addition to the dividend, bringing additional value to shareholders and further underscoring our commitment to delivering strong shareholder returns.”

Under the NCIB, purchases will be made through the facilities of the TSX, the NYSE American LLC (the “NYSE American”) and/or permitted alternative trading systems in Canada and the United States at prevailing market prices or such other prices as permitted under the rules and policies of the TSX and the NYSE American, as applicable, and applicable securities laws. All Common Shares purchased by the Company under the NCIB will be cancelled. Daily purchases on the TSX under the NCIB will be limited to a maximum of 660,178 Common Shares, representing 25% of 2,640,714, the average daily trading volume of the common shares on the TSX for the six months ending January 31, 2026, subject to any purchases made pursuant to the block purchase exception.

Equinox Gold believes the NCIB will provide a flexible tool as part of its overall capital allocation program, that the repurchase of Common Shares at certain market prices is an appropriate and desirable use of the Company’s funds, and that the NCIB is in the best interests of Equinox Gold and beneficial to its shareholders. Equinox Gold is under no obligation to purchase any Common Shares and may, at its discretion, suspend or discontinue purchases under the NCIB at any time. The actual number of Common Shares to be purchased under the NCIB and the timing of any such purchases will be determined by management of the Company based on market conditions, share price, best use of available cash, and other factors as determined from time to time.

In connection with the NCIB, the Company expects to enter into an automatic share purchase plan (“ASPP”) in relation to purchases made under the NCIB. The ASPP is intended to facilitate repurchases of Common Shares at times under the NCIB when the Company would ordinarily not be permitted to make purchases due to regulatory restriction or customary self-imposed blackout periods. Before the commencement of any particular trading black-out period, the Company may, but is not required to, instruct its designated broker to make purchases of Common Shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the designated broker at its sole discretion based on purchasing parameters set by the Company. The ASPP will constitute an “automatic securities purchase plan” under applicable securities laws and has been entered into in accordance with the requirements of the TSX. It will terminate when the NCIB expires, unless terminated earlier in accordance with its terms. All purchases of Common Shares made under the ASPP will be included in determining the number of Common Shares purchased under the NCIB. Outside of pre-determined blackout periods, Common Shares may be purchased under the NCIB based on management’s discretion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT EQUINOX GOLD
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

EQUINOX GOLD CONTACT
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Notes & Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the Company’s intention to make an NCIB and enter into an ASPP, the reasons for the NCIB, the timing and amount of purchases under the NCIB and the ASPP and the cancellation of the Common Shares purchased under the NCIB. Forward-looking Information is generally identified using words like “will”, “potential”, “growth”, “future”, “continues”, “target”, “expect”, “increase”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects, including Valentine; prices for gold remaining as estimated; availability of funds for the Company’s projects and future cash requirements; the Company’s ability to maintain and obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans. While the Company considers these assumptions to be reasonable, they may prove to be incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors” in the Company’s MD&A for the most recent fiscal year end, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.